UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                               CHISTE CORPORATION
        (Exact name of registrant as specified in its corporate charter)

NEVADA             000-032065        86-0965692
State or other     Commission File   I.R.S. Employer
jurisdiction of    Number            Identification No.
incorporation or
organization

                         936A BEACHLAND BLVD., SUITE 13
                              VERO BEACH, FL 32963
                    (Address of principal executive offices)

                                 (772) 231-7544
                           (Issuer's Telephone Number)

                               CHISTE CORPORATION
                             (A Nevada Corporation)


                                 SCHEDULE 14F-1
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                                   May 4, 2004


 NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT
                          TO SEND THE COMPANY A PROXY.

     This Information Statement is being furnished to all holders of record at the close of business on May 4, 2004, of shares of $0.001 par common stock ("Common Stock") of Chiste Corporation, a Nevada corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission (the "Commission") Rule 14f-1. The anticipated mailing date is May 5, 2004. This Information Statement, pursuant to Section 14(f) of the Exchange Act (the "Information Statement"), is being circulated to the Company's shareholders in connection with the appointment of Kevin R. Keating to the Board of Directors of the Company in connection with a transaction which has resulted in a change of control of the Company.

     On or about May 17, 2004, Mr. Williams who is currently the sole member of the Company's Board, will appoint Mr. Keating to serve as a Board member until the next annual meeting of our shareholders. Mr. Williams will then resign and Mr. Keating will be the sole continuing director of the Company. Mr. Keating is the designee of Keating Reverse Merger Fund, LLC, a Delaware limited liability company ("KRM"), that has recently purchased a controlling interest in the Company.

                             BACKGROUND INFORMATION

     The Company was incorporated in Nevada in July 1999 as TSI Handling, Inc. In 2000, the Company changed its name to Dyna-Cam Engine Corporation to pursue a new business. There was insufficient funding to implement this business plan and, effective June 30, 2003, after defaults and proper notifications, the Company's largest and senior secured lender, Aztore Holdings, Inc. ("Aztore"), acted to dispose of the Company's assets pursuant to its rights as a lender under its secured notes and Article 9 of the Uniform Commercial Code (the "Asset Disposition"). The Asset Disposition did not satisfy all of Aztore's secured liabilities. As a requirement for continued support of the Company, Aztore agreed to restructure its liabilities which are evidenced by a series of secured notes (the "Secured Notes"). The Secured Notes are convertible into shares of Common Stock at a conversion to be determined by any third party, whereby the Company receives in cash or in kind more than $50,000.

     The Company is currently a "shell" corporation that seeks to identify and complete a merger or acquisition with a private entity whose business presents an opportunity for the Company's shareholders. The Company's management will review and evaluate business ventures for possible mergers or acquisitions. The Company has not yet entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction, as of the date hereof. There is no assurance that a transaction will be completed. Because the Company has no current operations or assets, it is highly likely that any acquisition or merger will significantly dilute current shareholders' ownership.

     To prepare for a merger or acquisition transaction, the Company recently obtained shareholder approval to change its name from Dyna-Cam Engine Corporation to Chiste Corporation and to implement a one-for-fifty (1-for-50) reverse stock split which is expected to be effective on or about May 14, 2004 (the "Reverse Split"). All share ownership numbers set forth herein are adjusted for the Reverse Split. For further information regarding these matters, please see the Definite Schedule 14C filed with the Securities and Exchange Commission on March 12, 2003.

                                CHANGE IN CONTROL

     On May 4, 2004, the Company agreed to sell to KRM an aggregate of 800,000 shares of its $.001 par value common stock, as adjusted for the Reverse Split, (the "Shares") at a price of $0.10 per share for a total purchase price of $80,000. Concurrently, KRM purchased from Aztore the Secured Notes for a purchase price of $360,000, which it immediately elected to convert into 6,645,000 Shares in accordance with the conversion rights associated with the Secured Notes. Under the agreement with KRM, Chiste and/or its Board of Directors agreed to the following undertakings:

     - File this Information Statement pursuant to Rule 14(f)(1) with the Securities and Exchange Commission;

     - Accept the resignation of Lanny R. Lang as Chief Financial Officer, Secretary and Treasurer and as a member of the Board of Directors effective May 4, 2004.

     - Immediately appoint Kevin R. Keating as the Company's Secretary effective May 4, 2004 and his successor upon the effectiveness of his resignation;

     - Accept the resignation of Michael S. Williams as our President to be effective upon the filing of the Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 2004

     - Upon compliance with Rule 14(f) (1), appoint Kevin R. Keating as a member of the Company's Board of Directors, and concurrently accept Mr. Williams' resignation from his position as a member of the Board of Directors.

     As of the date of this Information Statement and as a result of the aforementioned transactions, KRM owns 7,445,000 Shares, or 89.6%, Aztore owns 599,693 Shares, or 7.2%, and our other shareholders own 267,631 Shares, or 3.2%.

     No action is required by our shareholders in connection with Mr. Keating's appointment as a member of our Board. However, Section 14(f) of the Exchange Act and Rule 14(f)(1) requires us to mail the information set forth in this Information Statement to our stockholders at least 10 days before the date a change in a majority of the Company's directors occurs.

                                VOTING SECURITIES

     The following table sets forth certain information known to the Company regarding the beneficial ownership of our Shares, as of the date of this Information Statement, by (a) each beneficial owner of more than five percent of our Shares; (b) each of our directors and executive officers; and (c) all of our directors and executive officers as a group. Except as otherwise indicated, each person has sole voting and investment power with respect to the Shares shown.

TITLE OF CLASS NAME AND ADDRESS OF BENEFICIAL OWNER   AMOUNT AND        Percent of
                                                      NATURE OF         Class (1)
                                                      BENEFICIAL OWNER
Common Stock   Keating Reverse Merger Fund, LLC (2)   7,445,000 shares  89.6%
               5251 DTC Parkway, Suite 1090
               Greenwood Village, CO 80111

Common Stock   Kevin R. Keating                       -0- shares        0%
               5251 DTC Parkway, Suite 1090
               Greenwood Village, CO 80111

Common Stock   Aztore Holdings, Inc. (3)              599,693 shares    7.2%
               14647 S. 50th Street, Suite 130
               Phoenix, AZ 85044-6475

Common Stock   Michael S. Williams (4)                599,693 shares    7.2%
               14647 S. 50th Street, Suite 130
               Phoenix, AZ 85044-6475

Common Stock   All directors and named executive      599,693 shares    7.2%
               officers as a group (2 persons)


     (1) Amounts and percentages are based on a total of 8,312,324 Shares outstanding, which includes an estimated 2,500 shares to be issued upon request in accordance with rounding requirements under the Reverse Split which is to be effective as of May 14, 2004. Amounts
          And percentages exclude 245,000 Shares issued to an unrelated creditor which holds a liability with conversion rights. These rights are triggered by the $80,000 KRM purchase. The holder of this liability has agreed to convert after closing of the transactions.

     (2) Amounts and percentages include 800,000 Shares purchased directly from the Company and 6,645,000 Shares received upon conversion of the Secured Notes purchased from Aztore.

     (3) Amounts and percentages include 559,693 Shares held by Aztore and 40,000 Shares held by Chasseur Holdings, Inc. ("Chasseur"). Aztore owns controlling interest in Chasseur and is deemed through this ownership to have voting control of all shares held by Chasseur.

     (4) Amounts and percentages include 559,693 Shares held by Aztore and 40,000 Shares held by Chasseur. Mr. Williams is the Chief Executive Officer and Chief Portfolio Officer of Aztore and Chasseur. Mr. Williams is deemed through his direct and indirect ownership of Aztore and Chasseur to have voting control of all Shares held by these companies. Mr. Williams disclaims any ownership other than as beneficially held through their direct and indirect ownership of Aztore and Chasseur.

     The Company believes that all persons have full voting and investment power with respect to the Shares. Under the rules of the Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares a power to vote or to direct the voting of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which the person has the right to acquire within sixty (60) days, such as warrants or options to purchase shares of common stock.


                        DIRECTORS AND EXECUTIVE OFFICERS

     Mr. Williams serves as the Company's President and was also appointed to serve as its Treasurer on May 4, 2004 to facilitate this transaction. On that same date, Mr. Keating was appointed to serve as the Company's Secretary. The anticipated mailing date of this Information Statement is May 6, 2004. On or about May 17, 2004, Mr. Williams will appoint Mr. Keating to serve as the Company's President and Treasurer and as a member of the Board until the next annual meeting of shareholders. Mr. Williams will then promptly resign and Mr. Keating will be the sole remaining director of the Company.

     The following tables set forth information regarding the Company's executive officers and directors of the Company:

NAME                   Age  Position
Michael  S.  Williams  57   President,  Treasurer  and  Director
Kevin  R.  Keating     64   Secretary  and  Director  Designee

     Michael S. Williams. Mr. Williams has been a director since the Company's formation. Mr. Williams became Chief Executive Officer and President of the Company on March 18, 2002 and became the Company's Treasurer on May 4, 2004. Since 1995, Mr. Williams has been the President and Chief Portfolio Officer of Aztore Holdings, Inc., a Phoenix, Arizona-based investment and management consulting company. He devotes full-time to Aztore's affairs and Aztore's portfolio companies. Since 1999, Mr. Williams has also been the President and Chief Portfolio Officer of Chasseur Holdings, Inc., a company similar to and controlled by Aztore. Mr. Williams has an MBA degree in Strategic Planning and Corporate Finance from the Wharton Graduate School of the University of Pennsylvania in 1974 and a Bachelor of Arts degree in both History and Political Science from Pennsylvania State University in 1969. Aztore and Chasseur specialize in providing investment banking; corporate restructuring and consulting services to financially distressed companies. Mr. Williams holds various officer and director positions in the many of Aztore's and Chasseur's portfolio companies, some of which are in extended financial condition and some of these companies, including Chasseur, have been in Chapter 11 bankruptcy proceedings prior to becoming an Aztore portfolio company.

     Kevin R. Keating. Mr. Keating was appointed the Secretary of the Company on May 4, 2004. He will be appointed to the Board on or about May 17, 2004 at which time he will also be appointed to serve as the Company's President and Treasurer. Mr. Keating is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation ("Brookstreet"). Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors.

     COMMITTEES

     The Company has no standing audit, nominating or compensation committee of the Board.

     SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers, directors, and persons who beneficially own more than 10% of the Common Stock to file reports of ownership and changes in ownership with the Commission. These reporting persons also are required to furnish the Company with copies of all
Section 16(a) forms they file. Based solely on the Company's review of these reports or written representations from certain reporting persons, the Company believes that during the fiscal year ended March 31, 2004 all reports were filed on a timely basis.

                             EXECUTIVE COMPENSATION

     STOCK OPTION GRANTS. No stock options were granted to any of the Company's directors and officers during the Company's most recent fiscal year ended March 31, 2004.

     OUTSTANDING STOCK OPTIONS. None

     COMPENSATION OF DIRECTORS. The Company's directors do not receive cash compensation for their services as directors or members of committees of the Board.

                                LEGAL PROCEEDINGS

     The Company is not aware of any legal proceedings in which KRM, any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to Company or has a material interest adverse to the Company.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Exchange Act, the Company caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              CHISTE CORPORATION


                                                     By: /s/ Michael S. Williams
                                                     ---------------------------
                                                     Michael S. Williams
                                                     President and Sole Director

Dated: May 6, 2004